Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Income	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4 – 6

Condensed Interim Consolidated Statements of Cash Flows	7 – 8

Notes to Condensed Consolidated Interim Financial Statements	9 - 10

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2014	2013	2013
	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	20,816	403	7,053
Short-term bank deposits	52,762	-	2,500
Trade receivables	14	-	-
Inventories	1,311	468	-
Other receivables	2,550	2,426	2,512

	77,453	3,297	12,065
LONG-TERM ASSETS:
Long term deposits and deferred costs	161	8	204
Derivative instruments	-	14,700	-
Property, plant and equipment, net	1,204	1,197	1,136
Intangible assets, net	966	4,744	1,004
Other assets	417	417	417

	2,748	21,066	2,761

	80,201	24,363	14,826
CURRENT LIABILITIES:
Current maturities of financials liabilities	305	153	-
Trade payables	1,264	791	1,180
Derivative in respect of convertible loan	-	1,616	-
Loans and convertible loans	-	5,153	-
Accrued expenses and other payables	1,534	1,246	843

	3,103	8,959	2,023
LONG-TERM LIABILITIES:
Liabilities in respect of Chief Scientist government grants net of current maturities	6,914	6,727	6,604
Contingent consideration for the purchase of treasury shares net of current maturities	17,753	-	16,800
Warrants to shareholders	-	-	9,200
Severance pay liability, net	3	6	3

	24,670	6,733	32,607
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.01 par value:
Authorized: 33,000,000 shares as of June 30, 2013 and December 31, 2013 and 32,244,508 as of June 30, 2014; Issued: 15,818,709, 15,769,487 and 21,297,844 shares respectively; Outstanding: 15,818,709, 15,013,995 and 21,297,844 shares respectively	59	9	11
Share premium	106,570	48,196	62,229
Treasury shares	-	-	(34,600)
Foreign currency translation adjustments	(25)	-	(32)
Accumulated deficit	(54,176)	(39,534)	(47,412)

	52,428	8,671	(19,804)

	80,201	24,363	14,826

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Revenues	89	-	39	-	-
Cost of revenues	893	-	723	-	-

Gross loss	(804)	-	(684)	-	-

Operating expenses:
Research and development, net of participations	2,826	1,736	1,361	979	3,635
Selling and marketing	3,725	552	2,110	312	2,259
General and administrative	2,263	819	996	408	1,687

Total operating expenses	(8,814)	(3,107)	(4,467)	(1,699)	(7,581)

Operating loss	(9,618)	(3,107)	(5,151)	(1,699)	(7,581)

Financial income	4,552	-	58	-	2,401
Financial expense	(1,698)	(2,438)	(936)	(1,553)	(3,321)

Loss from continuing operations	(6,764)	(5,545)	(6,029)	(3,252)	(8,501)
Income (Loss) from discontinued operation	-	(1,928)	14	(1,083)	(6,850)

Loss for the period	(6,764)	(7,473)	(6,015)	(4,335)	(15,351)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	7	-	17	-	(32)

Total other comprehensive income (loss)	7	-	17	-	(32)

Total comprehensive loss	(6,757)	(7,473)	(5,998)	(4,335)	(15,383)

Basic and diluted loss per share:
Loss from continuing operations	(0.37)	(0.36)	(0.28)	(0.21)	(0.54)
Loss from discontinued operation	-	(0.12)	(* )	(0.07)	(0.44)
Net loss per share	(0.37)	(0.48)	(0.28)	(0.28)	(0.98)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share (**)	18,524	15,729	21,298	15,751	15,671

(*)	Represents less than $ 0.01.
(**)	All ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively, see note 1(c).

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2014	11		62,229	(34,600)	(32)	(47,412)	(19,804)
Loss for the period	-		-	-	-	(6,764)	(6,764)
Other comprehensive income	-		-	-	7	-	7

Total comprehensive loss	-		-	-	7	(6,764)	(6,757)

Exercise of options	(*	)	208	-	-	-	208
Exercise of warrants	1		4,711	-	-	-	4,712
Issuance of shares, net	17		71,675	-	-	-	71,692
Effect of share split	32		(32)	-	-	-	-
Treasury shares cancellation	(2)		(34,598)	34,600	-	-	-
Share-based compensation	-		2,377	-	-	-	2,377

Balance as of June 30, 2014 (unaudited)	59		106,570	-	(25)	(54,176)	52,428

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634

Total comprehensive loss	-		-	-	-	(7,473)	(7,473)

Exercise of options	(*	)	279	-	-	-	279
Share-based compensation	-		231	-	-	-	231

Balance as of June 30, 2013 (unaudited)	9		48,196	-	-	(39,534)	8,671

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of April 1, 2014 (unaudited)	61	140,052	(34,600)	(42)	(48,161)	57,310
Loss for the period	-	-	-	-	(6,015)	(6,015)
Other comprehensive income	-	-	-	17	-	17

Total comprehensive loss	-	-	-	17	(6,015)	(5,998)

Treasury shares cancellation	(2)	(34,598)	34,600	-	-	-
Share-based compensation	-	1,116	-	-	-	1,116

Balance as of June 30, 2014 (unaudited)	59	106,570	-	(25)	(54,176)	52,428

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of April 1, 2013 (unaudited)	9	48,058	-	-	(35,199)	12,868

Total comprehensive loss	-	-	-	-	(4,335)	(4,335)

Share-based compensation	-	138	-	-	-	138

Balance as of June 30, 2013 (unaudited)	9	48,196	-	-	(39,534)	8,671

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2013	9		47,686	-	-	(32,061)	15,634
Loss for the period	-		-	-	-	(15,351)	(15,351)
Other comprehensive loss	-		-	-	(32)	-	(32)

Total comprehensive loss	-		-	-	(32)	(15,351)	(15,383)

Exercise of options	(*	)	279	-	-	-	279
Purchase of treasury shares	-		-	(34,600)	-	-	(34,600)
Share-based compensation	-		607	-	-	-	607
Issuance of shares, net	2		13,657	-	-	-	13,659

Balance as of December 31, 2013	11		62,229	(34,600)	(32)	(47,412)	(19,804)

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited
Cash flows from operating activities:
Net loss	(6,764)	(7,473)	(6,015)	(4,335)	(15,351)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss (income) from discontinued operation	-	1,928	(14)	1,083	6,850
Depreciation and amortization	254	124	137	59	336
Revaluation of warrants to shareholders	(4,491)	-	-	-	820
Share-based compensation	2,377	193	1,116	134	531
Revaluation of liabilities in respect of Chief Scientist government grants	326	447	185	225	(106)
Revaluation of contingent consideration for the purchase of treasury shares	1,234	700	648	200	(2,400)
Accrued interest in respect of financial loans	-	1,284	-	1,116	1,669
Net financing expenses	(18)	(8)	(4)	(2)	(35)

	(318)	4,668	2,068	2,815	7,665
Changes in asset and liability items:
Decrease (increase) in trade receivables	(14)	-	2	-	-
Decrease (Increase) in other receivables	(126)	155	(134)	130	(532)
Increase in inventories	(1,312)	-	(503)	-	-
Increase in trade payables	89	16	448	214	405
Increase (decrease) in other payables	682	(323)	(410)	(542)	(262)

	(681)	(152)	(597)	(198)	(389)

Net cash used in continuing operating activities	(7,763)	(2,957)	(4,544)	(1,718)	(8,075)

Net cash provided by (used in) discontinued operating activities	-	(1,077)	14	(655)	(1,665)

Net cash flows used in operating activities	(7,763)	(4,034)	(4,530)	(2,373)	(9,740)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited

Cash Flows from Investing Activities:

Purchase of property and equipment	(284)	(117)	(210)	(92)	(268)
Purchase of intangible assets	-	-	-	-	(90)
Interest received	29	-	26	-	3
Net investments in short term bank deposits	(50,262)	-	(52,762)	-	(2,500)

Net cash used in investing activities	(50,517)	(117)	(52,946)	(92)	(2,855)

Cash Flows from Financing Activities:

Proceeds from exercise of options	208	279	-	-	279
Proceeds from issuance of shares and warrants, net	71,824	-	(2,258)	-	15,800
Proceeds from shareholders' loans	-	3,930	-	2,485	3,930
Repayment of shareholders' loans	-	-	-	-	(915)
Deferred issuance costs	-	-	-	-	(129)
Proceeds from the Chief Scientist government grants	27	-	15	-	276

Net cash provided by (use in) financing activities	72,059	4,209	(2,243)	2,485	19,241

Exchange rate differences on cash and cash equivalent balances	(16)	8	(35)	2	70
Increase (decrease) in cash and cash equivalents from continuing activities	13,763	1,128	(59,768)	660	8,381

Increase (decrease) in cash and cash equivalents from discontinued activities	-	(1,062)	14	(638)	(1,665)

Balance of cash and cash equivalents at the beginning of the period	7,053	337	80,570	381	337

Balance of cash and cash equivalents at the end of the period	20,816	403	20,816	403	7,053

Non-cash activities:
Treasury shares cancellation against share premium	34,600	-	34,600	-	-
Exercise of cashless warrants into shares	4,709	-	-	-	-
Contingent consideration for the purchase of treasury shares	-	-	-	-	19,200
Exercise of derivative instrument into treasury shares	-	-	-	-	15,400
Conversion of loans and realization of derivatives into shares and warrants	-	-	-	-	6,239

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.
General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, chronic and other hard to heal wounds. The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full-thickness thermal burns and was launched in Europe in December 2013. As a result, The company has generated initial sales of its products in Europe during the six months ended June 30, 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as EU marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns 7.5% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On March 3, 2014, the Company effected a bonus share distribution under which: (i) two and eight tenths (2.8) bonus shares were issued for each ordinary share outstanding prior to such distribution; and (ii) the conversion rate for each preferred share, option and warrant was adjusted to reflect such bonus share distribution. For accounting purposes, this transaction was recorded as a stock split and accordingly (unless otherwise noted), all ordinary shares, options, warrants and earnings (losses) per share amounts have been adjusted retroactively for all periods presented in these financial statements.

d.
On March 25, 2014, the Company closed its initial public offering (IPO) in the United States and listing on the NASDAQ Global Select Market of 5,750,000 new ordinary shares. The public offering price was $14.00 per share. After deducting the underwriting discount and the offering expenses, the net proceeds from the offering amounted to $71,700. The number of shares offered included the underwriters' option to purchase an additional 750,000 shares at the offering price that was exercised prior to closing.

e.
Upon the closing of this IPO the Company issued 336,591 ordinary shares pursuant to the exercise of 1,066,735 warrants held by certain of our shareholders, including (1) the exercise of 433 warrants into 433 ordinary shares at an exercise price of $6.72 per share and the receipt of proceeds by us related to such exercise and (2) the cashless exercise of 1,066,302 warrants into 336,158 ordinary shares at a weighted average exercise price of $9.58 per share.

f.	On June 12, 2014, the Company effected a cancellation of 755,492 dormant Ordinary Shares nominal value NIS 0.01, that were previously repurchased and was held by the Company as treasury shares.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

Basis of preparation of the interim consolidated financial statements

The interim condensed financial statements for the six and three months ended June 30, 2014 have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	INVENTORIES

	June 30,		December 31,
	2014	2013*)	2013
Raw materials	261	388	-
Finished goods	1,050	80	-

	1,311	468	-

*) The inventory balances as of June 30, 2013 are related to PolyHeal discontinued operation.